UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Results of the Annual General Meeting of Shareholders

of Kookmin Bank for Fiscal Year 2012

On March 21, 2013, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., held its annual general meeting of shareholders for fiscal year 2012, and all of the two agenda items listed below were approved and ratified as proposed.

•	Agenda:

1) Approval of financial statements of Kookmin Bank for fiscal year 2012

2) Approval of the aggregate remuneration limit for directors of Kookmin Bank

Details of Approved Agenda Items

•	Key items of the approved separate financial statements of Kookmin Bank for fiscal year 2012

(In millions of Won, except per share amounts)
Total assets	258,555,016
Total liabilities	238,677,482
Capital stock	2,021,896
Total shareholders’ equity	19,877,534
Total operating revenue*	19,136,841
Operating income	1,865,426
Net income	1,299,589
Net income per share (In currency units)	3,214

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.

•	Declaration of Dividends

A cash dividend of KRW 697 per common share was declared (total dividend amount: KRW 282,039,387,393).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 21, 2013	By:	/s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon

	Title:	Deputy President & CFO